Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Western Gas Holdings, LLC (as general partner of Western Gas Partners, LP):
We consent to the use of our report dated March 12, 2009, except as to Note 16, which is as of June 11, 2009, with respect to the consolidated balance sheets of Western Gas Partners, LP and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, parent net equity and partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2008, incorporated herein by reference and in the registration statement on Form S-8 (No. 333-151317).
/s/ KPMG LLP
Houston, Texas
June 11, 2009